UNITED STATES
SECURITIES and EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

001-33013
(Commission File Number)

Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLUSHING BANK 401(k) SAVINGS PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flushing Financial Corporation
220 RXR Plaza

Uniondale, New York 11556

FLUSHING BANK 401(k) SAVINGS PLAN

Index

Page(s)

Report of Independent Registered Public Accounting Firms	2

Financial Statements:
Statements of Net Assets Available for Benefits
as of December 31, 2022 and 2021	4

Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2022	5

Notes to Financial Statements	6-13

Supplemental Schedule*:
Schedule H (Form 5500), line 4i - Schedule of Assets (Held at End of Year)	15

Signatures	16

Index to Exhibits	17

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants

Flushing Bank 401(k) Savings Plan

Uniondale, New York

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Flushing Bank 401(k) Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2015.

New York, New York

June 23, 2023

FLUSHING BANK 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

	At December 31,
	2022	2021
Assets:

Investments, at fair value	$87,111,433	$101,216,330
Investments, at contract value	13,825,481	11,492,903
Total investments	100,936,914	112,709,233

Receivables:
Employer contributions receivable	3,941,636	6,198,776
Notes receivable from participants	1,346,173	1,228,126
Total receivables	5,287,809	7,426,902

Net assets available for benefits	$106,224,723	$120,136,135

The accompanying notes are an integral part of these financial statements.

FLUSHING BANK 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended
December 31, 2022
Additions (reductions):

Investment income (loss):
Net depreciation in fair value of investments	$(20,134,149)
Dividends and interest	2,299,259
Total investment income (loss)	(17,834,890)

Interest income on notes receivable from participants	57,808

Contributions:
Employer cash contributions	4,422,049
Employer non-cash contributions (FFIC common stock)	547,508
Participant contributions	4,193,230
Participant rollovers	365,555
Total contributions	9,528,342

Total net reductions	(8,248,740)

Deductions:
Administrative expenses	171,400
Benefits paid to participants	5,491,272
Total deductions	5,662,672

Net decrease	(13,911,412)

Net assets available for benefits – December 31, 2021	120,136,135

Net assets available for benefits – December 31, 2022	$106,224,723

The accompanying notes are an integral part of this financial statement.

FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

1.	Description of the Plan:

The following description of the Flushing Bank 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Flushing Bank (the “Bank”) is a wholly-owned subsidiary of Flushing Financial Corporation (the "Company", “Plan Sponsor”, “Employer”), a publicly-held corporation whose stock trades on the Nasdaq under the symbol FFIC.

a.	General:

The Plan is a 401(k) savings plan which began on September 1, 1987, and covers all salaried employees age 21 and older of the Bank and participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan Trustee is Prudential Bank & Trust, FSB. The Plan is comprised of the following components: participant deferrals (including pre-tax and post-tax contributions as well as Bank matching contributions), Profit Sharing (“PS”) contributions, Defined Contribution Retirement Program (“DCRP”) contributions, loans, and rollovers All components of the Plan, as well as all earnings and losses thereon, are segregated by component.  The Company froze eligibility for PS and DCRP contributions for employees hired after December 31, 2019.

On April 1, 2022, Empower Annuity Insurance Company of America (“EAICA”), formerly known as Great-West Life & Annuity Insurance Company, the parent company of Empower Retirement, LLC (“Empower”) acquired the full-service retirement business of Prudential Financial, Inc. In connection with the transaction, Prudential Retirement Insurance and Annuity Company and Prudential Bank & Trust, FSB were acquired by Empower. On October 3, 2022, Prudential Retirement Insurance and Annuity Company was renamed Empower Annuity Insurance Company. Effective March 31, 2023, Prudential Bank & Trust, FSB merged into Empower Trust Company, LLC, an Empower affiliate, and all services performed by Prudential Bank & Trust, FSB will be assumed by Empower Trust Company, LLC.

b.	Contributions:

Participant pre-tax contributions can generally be no less than 1% nor greater than 25% of a participant’s eligible base compensation (subject to Internal Revenue Service (“IRS”) contribution limits). Participants can elect both pre-tax contributions (“401(k) contributions”) and post-tax contributions. Post-tax contributions can be made to either a Roth component (“Roth 401(k) contributions”) or an After-Tax component. Participant contributions did not exceed $20,500 annually for the plan year ended December 31, 2022, adjusted as prescribed under the Internal Revenue Code (“IRC”). Participants who have reached the age of 50 before the end of the Plan year are eligible to make catch-up contributions, up to a maximum of $6,500 for 2022. The Bank will match 50% of each participant’s eligible base contributions up to a maximum of 3% of the participant’s eligible base compensation. Participants are not eligible to receive the Bank matching contributions until they have completed one year of service. Half of the Company match is made in Company common stock, which the participant has the ability to immediately re-allocate. The remaining half of the match is invested into corresponding participant directed investment accounts. Currently, pre-tax 401(k) contributions to the Plan are not subject to Federal, State, or Local income taxes until withdrawn from the Plan. Participants may also contribute eligible amounts representing distributions from other qualified defined benefit or defined contribution plans to the rollover component.

FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

Under the DCRP, eligible employees who have met the Plan's age and service eligibility requirements will annually have a contribution made to their individual accounts equal to 4% of their eligible base compensation. PS contributions may be made annually at the Board of Directors’ discretion. Any such contribution shall be allocated among eligible employees in proportion to each such employee’s eligible compensation for the entire year in which the effective date occurs. PS and DCRP contributions will be initially invested in Company common stock, which the participant has the ability to immediately re-allocate. Employer contributions reported on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2022, include $3,941,636 in contributions receivable. This receivable represents contributions made in cash totaling $3,941,636, with $2,430,378 to the PS and $1,511,258 to the DCRP. These receivables were settled in February 2023.

c.	Participant accounts:

Each eligible participant’s account is credited with the participant’s contributions, the Bank’s matching contributions, PS contributions and DCRP contributions, and related net earnings and losses thereon and charged for withdrawals and certain administrative expenses. The Plan assets were segregated into twenty-seven (27) investment accounts at December 31, 2022 and 2021. At December 31, 2022, all Plan assets are held by Prudential Bank & Trust, FSB, which was subsequently merged with and into Empower Trust Company, LLC.

d.	Vesting:

Participants are immediately fully vested in their salary deferral contributions plus earnings and losses thereon. Vesting of employer contributions plus earnings and losses thereon is based on continuous years of service. A participant vests 20 percent per year of credited service and is fully vested after five years of credited service. In addition, a participant also becomes fully vested when they reach their normal retirement date, early retirement date, the occurrence of a change of control, upon the participant’s death, or the date the participant becomes disabled.

e.	Forfeitures:

Under the Plan, if a participant who is not fully vested in the net value of their account terminates employment, the non-vested portion of the account shall constitute a forfeiture upon the earlier of when the participant takes a lump-sum distribution of the vested portion of the account or the participant has been terminated from the Plan for five years. All forfeitures are applied against employer contribution obligations or against plan expenses. At December 31, 2022 and 2021, forfeited non-vested accounts totaled $22,746 and $413 respectively. In 2022, $67,165 in forfeitures were used to reduce employer contributions.

f.	Investment options:

As of December 31, 2022 and 2021, upon enrollment in the Plan, a participant may direct employee contributions in one percent increments into the twenty-seven (27) offered investment accounts. Thereafter, a participant may direct investment changes in their accounts daily.

FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

g.	Payment of benefits:

Upon termination of service, a participant is entitled to receive a lump sum equal to the value of his or her account to the extent such funds are vested. If a participant's employment with the Bank is terminated for any other reason than death, disability or retirement and the account balance does not exceed $1,000, the Plan will automatically distribute a lump-sum payment to the participant.

h.	Voting rights:

With respect to the Company’s common stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account, and is notified by the Trustee prior to the time that such rights are to be exercised. With respect to shares of stock credited to participant accounts as to which the Trustee did not receive timely voting instructions and shares of stock not credited to participant’s account, the Trustee shall vote all such shares of stock in the same proportion as were voted shares as to which participants provided timely instructions. For the mutual funds and pooled separate accounts, the shares are voted at the discretion of the Plan Administrator.

i.	Notes receivable from participants:

Loans are made available to all participants. All loans must be collateralized by a security interest in the participant’s vested interest under the Plan equal to the amount of the loan. Loans are limited by the IRC Section 72(p) and may not exceed the lesser of: (i) 50% of the net value of a participant’s vested account balance (excluding PS and DCRP contributions and any earnings or losses thereon) or (ii) $50,000 reduced by the largest outstanding loan balance in the Plan during the preceding 12 months.

The term of a loan to a participant shall be no greater than five years, except to acquire a principal residence in which case the term shall be no greater than 10 years. Loans bear a rate of interest (currently prime plus one percent rounded to the nearest one quarter of one percent).  At December 31, 2022 and 2021, all outstanding loans bore an interest rate of 4.25% to 7.25%.

FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

2.	Summary of Significant Accounting Policies:

a.Basis of presentation:

The accompanying financial statements have been prepared using the accrual method of accounting as required by accounting principles generally accepted in the United States of America (“U.S. GAAP”).

b.Use of estimates:

The preparation of the Plan’s financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, the changes in net assets available for plan benefits during the period, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.Investment valuation and income recognition:

Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value, See Note 4). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

The Plan presents interest and dividend income and net appreciation (depreciation) in the fair value of its investments in the Statement of Changes in Net Assets Available for Benefits. Net appreciation (depreciation) in the fair value of its funds and common stock consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments bought and sold, as well as held during the year. Interest and dividends consist of interest payments received or accrued on interest bearing securities such as money market securities and dividend payments received or accrued on the ex-dividend date from individual securities such as common and preferred stock. Dividend and interest income on investments held by the funds are reinvested by each fund.  Purchases and sales of securities are recorded on a trade date basis.

d.Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced to zero and a benefit payment is recorded.

e.Expenses:

The ordinary administrative expenses of the Plan, including compensation of the Trustee and other administrative expenses of the Trustee are paid from the Plan unless paid by the Bank at its discretion. Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements.

FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

f.Payment of benefits:

Benefit payments to participants are recorded upon distribution.

3.	Fair Value Measurements:

Financial assets and financial liabilities reported at fair value are required to be measured based on either: (1) quoted prices in active markets for identical financial instruments (Level 1), (2) significant other observable inputs (Level 2), or (3) significant unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – where quoted market prices are available in an active market.

Level 2 – when quoted market prices are not available, fair value is estimated using quoted market prices for similar financial instruments and adjusted for differences between the quoted instrument and the instrument being valued.  Fair value can also be estimated by using pricing models, or discounted cash flows. Pricing models primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, equity or debt prices, and credit spreads.  In addition to observable market information, models also incorporate maturity and cash flow assumptions.

Level 3 – when there is limited activity or less transparency around inputs to the valuation.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth the Plan’s assets that are carried at fair value on a recurring basis, and the method that was used to determine their fair value, at December 31, 2022 and 2021.

	At December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets at fair value:

Mutual funds	$28,521,620	$—	$—	$28,521,620
Company common stock	36,210,849	—	—	36,210,849
Pooled Separate Accounts *	—	—	—	22,378,964
Total assets at fair value	$64,732,469	$—	$—	$87,111,433

	At December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets at fair value:

Mutual funds	$36,952,662	$—	$—	$36,952,662
Company common stock	41,272,712	—	—	41,272,712
Pooled Separate Accounts *	—	—	—	22,990,956
Total assets at fair value	$78,225,374	$—	$—	$101,216,330

*Certain investments that are measured at fair value using the Net Asset Value per unit (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the preceding tables

FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used as of December 31, 2022 and 2021.

Mutual funds – (Level 1) Valued at the net asset value (quoted market prices) of shares held by the plan at December 31, 2022 and 2021. The mutual funds held by the Plan are actively traded.

Company common stock – (Level 1) Valued at the closing price reported on the active market on which the security is traded at December 31, 2022 and 2021.

Pooled Separate Accounts – Valued as determined by the investment manager and is based on the value of the underlying assets held less liabilities at December 31, 2022 and 2021. These are measured at net asset value per unit (or the equivalent) using the practical expedient with future redemption dates.

The fair values of the Plan’s investments in pooled separate accounts are calculated each business day. All investments can be redeemed on a daily basis without restriction. There are no unfunded commitments relating to the Plan’s investments. These are direct filing entities.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	Fully Benefit-Responsive Investment Contracts:

The Plan holds the Guaranteed Income Fund (“GIF”) which is a fully benefit-responsive investment contract. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. For the PGIF contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made regardless of the timing of those contributions.  Interest crediting rates are reviewed on a semi-annual basis.  Certain factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account are used to establish interest crediting rates. These rates are established without the use of a specific formula.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan, (4) the failure of the Trust to qualify for exemption from

FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

federal income taxes or any required prohibited transaction exemption under ERISA or (5) premature termination of the contract. The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, and (4) a material amendment to the agreement without the consent of the issuer.

5.	Risks and Uncertainties:

The Plan currently invests in fourteen (14) pooled separate accounts, eleven (11) mutual funds, one guaranteed income fund and one equity security. These investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities in which these funds may invest, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Benefits.

6.	Plan Termination:

Although it has not expressed any intent to do so, the Bank specifically reserves the right, at any time, to terminate the Plan or to amend, in whole or in part, any or all of the provisions of the Plan, subject to the provisions of ERISA and approval of the Bank’s Board of Directors. In the event of termination or partial termination of the Plan or upon complete discontinuance of contributions under the Plan, the accounts of each affected participant shall become 100% vested and fully distributable, in accordance with the IRC and all income tax regulations promulgated thereunder.

7.	Federal Tax Status:

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by IRS. The IRS has determined and informed the Bank by a signed letter dated September 28, 2016 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Bank received an updated letter dated September 26, 2022 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although, the Plan has since been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed, and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

The Plan is subject to routine audits by taxing jurisdictions, however there are currently no audits in progress for any tax periods.

FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

8.	Related-Party Transactions:

Plan investments include a guaranteed income fund issued by the Prudential Retirement Insurance and Annuity Company and fourteen (14) pooled separate accounts issued by Prudential Investments. The Plan also includes the common stock of Flushing Financial Corporation, the parent company of the Bank. Accordingly, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

At December 31, 2022, 38%, 34% and 1% of the Plan’s net assets available for benefits were invested in Flushing Financial Corporation Common Stock, funds issued by Prudential and notes receivables outstanding from participants, respectively. At December 31, 2021, 40%, 29% and 1% of the Plan’s net assets available for benefits were invested in Flushing Financial Corporation Common Stock, funds issued by Prudential and notes receivables outstanding from participants, respectively.

9.	Subsequent Events:

The Plan Administrator has performed an evaluation of events that have occurred subsequent to December 31, 2022, and through June 23, 2023 (the date these financial statements were available to be issued). There have been no material subsequent events that occurred during such period that would require disclosure in these financial statements, as of or for the year ended December 31, 2022.

SUPPLEMENTAL SCHEDULE

FLUSHING BANK 401(k) SAVINGS PLAN

EIN 41-2231564

Plan 002

Schedule H (Form 5500), line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2022

(a)	(b)	(c)	(d)	(e)
	Identity of issue,	Description of investment including
	borrower, lessor	maturity date, rate of interest,		Current
	or similar party	collateral, par, or maturity value	Cost	value
*	Flushing Financial Corp.	Common Stock	**	$36,210,849
	Company Stock			36,210,849

	Goldman Sachs Trust	Goldman Sachs International Equity Insights Fund Class R-6	**	2,421,305
	The Growth Fund of America, Inc.	American Funds The Growth Fund of America Class R6	**	4,762,786
	Undiscovered Managers Funds	Undiscovered Managers Behavioral Value Fund Class R6	**	2,162,827
	MFS Series Trust IV	MFS Mid Cap Growth Fund Class R6	**	2,134,115
	American Century Capital Portfolios Inc	American Century Mid Cap Value R6	**	2,818,467
	Alger Funds	Alger Small Cap Focus Class Y	**	2,131,492
	Fidelity Concord Street Trust	Fidelity 500 Index Fund	**	10,153,370
	PIMCO Investments LLC distributor	PIMCO Real Return Fund Institutional Class	**	228,017
	Lord Abbett Investment Trust	Lord Abbett High Yield Fund R6	**	123,082
	Columbia Funds Series Trust	Columbia Small Cap Index Fund Institutional 3 Class	**	1,458,547
	Calvert World Values Fund Inc	Calvert Emerging Markets Equity Fund Class R6	**	127,612
	Mutual Funds			28,521,620

*	Prudential Retirement Insurance and Annuity Company	Prudential Total Return Bond Fund	**	2,560,765
*	Prudential Retirement Insurance and Annuity Company	Columbia Dividend Value Fund	**	5,644,154
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One 2055 Fund	**	237,337
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One 2050 Fund	**	604,793
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One 2020 Fund	**	1,662,098
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One 2030 Fund	**	3,575,746
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One 2015 Fund	**	745,956
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One 2040 Fund	**	1,558,818
*	Prudential Retirement Insurance and Annuity Company	Real Estate / Cohen & Steers Fund	**	218,349
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One 2045 Fund	**	1,044,956
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One 2035 Fund	**	1,732,773
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One 2025 Fund	**	2,110,954
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One Income Fund	**	566,231
*	Prudential Retirement Insurance and Annuity Company	Prudential Day 2060 Fund	**	116,034
	Pooled Separate Accounts			22,378,964

*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	**	13,825,481
*	Notes Receivable from Participants	All loans bear an interest rate ranging from 4.25% to 7.25%		1,346,173
		Total		$102,283,087

* Party-in-interest to Plan

** Cost omitted for participant directed investments

FLUSHING BANK 401(k) SAVINGS PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

66
Flushing Bank 401(k) Savings Plan

Date: June 23, 2023	By:	/s/ Susan K. Cullen
Susan K. Cullen
Plan Administrator

FLUSHING BANK 401(k) SAVINGS PLAN

INDEX TO EXHIBITS

Exhibit

23.1 Consent of Independent Registered Public Accounting Firm